

October 29, 2012

<u>Via E-mail</u>
Rex T. Clevenger
Chief Financial Officer
Universal Hospital Services, Inc.
6625 West 78th Street; Suite 300
Minneapolis, MN 55439-2604

> **Re: Universal Hospital Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 22, 2012**
> **Response dated October 19, 2012**
> **File No. 0-20086**

Dear Mr. Clevenger:

We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35</u>

<u>Medical Equipment Outsourcing Segment – Manage & Utilize, page 41</u>

We have reviewed your response dated October 19, 2012. We believe that the misclassification of gains on recalled infusion pumps constitutes a material error in your financial statements. Please amend the financial statements included in your December 31, 2011 Form 10-K as well as those included in your March 31, 2012 and June 30, 2012 Forms 10-Q accordingly. In doing so, please ensure that your amended filings address the following:

- Provide the disclosures required by ASC 250-10-50, as well as a clear description of the error that was detected and subsequently corrected;

- Ensure that the auditor's opinion includes an explanatory paragraph making reference to the restatement;
- Consider the restatement's impact on your previous assessments of the effectiveness of your disclosure controls and procedures and internal control over financial reporting;
- Ensure that the management certifications included with your amended filings are currently dated and make reference to the Forms 10-K/A and 10-Q/A; and
- Consider the need to file an Item 4.02 Form 8-K regarding this restatement.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief